Exhibit 99.1

Procaps Group Completes Business Combination with Union Acquisition Corp. II

Combined Company to Begin Trading on the Nasdaq Global Market® Under “PROC” and “PROCW” On September 30, 2021

Approximately $160 Million of Gross Proceeds Strategically Positions Procaps, a Leading Global Pharmaceutical Technology and Healthcare Company Based in Latin America, to Accelerate M&A Roll-Up Initiative and Expand New Product Categories in B2B & B2C Segments

Strong First Half 2021 Financial Results Position Procaps to Achieve Prior Full Year 2021 Guidance of Approximately $400 Million in Net Revenues and $105 Million of Adjusted EBITDA

Procaps Will be Led by Ruben Minski, Founder, Chairman of the Board and Chief Executive Officer of Procaps Group, and Current Executive Team Including Global Chief Financial Officer Patricio Vargas, President Dr. Camilo Camacho and Chairman of M&A Committee Alejandro Weinstein

BARRANQUILLA, COLOMBIA – September 29, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, and Union Acquisition Corp. II (NASDAQ: LATN, LATNU, LATNW) (“LATN”), a publicly-traded special purpose acquisition company, have completed the previously announced business combination which was approved at an Extraordinary General Meeting of LATN’s shareholders on September 22, 2021.

Beginning on September 30, 2021, Procaps Group’s ordinary shares and warrants will trade on the Nasdaq Global Market under the ticker symbols “PROC” and “PROCW” respectively.

The current Procaps management team, including Founder, Chairman and CEO Ruben Minski, will continue to lead Procaps Group and President Dr. Camilo Camacho and Global CFO Patricio Vargas will help to spearhead Procaps Group’s organic growth strategy in its B2B and B2C segments, while the vision and experience of the Chairman of the M&A Committee, Alejandro Weinstein, will support Procaps Group’s inorganic growth strategy, particularly in Latin America.

This transaction values Procaps at approximately $1.1 billion with approximately $160 million in gross cash proceeds. The proceeds are expected to fund organic growth through capacity expansion, plant improvements, working capital investments, e-Health platform improvements and R&D expenses, as well as inorganic growth via accretive acquisitions. The overall net proceeds available to Procaps Group has been increased as a result of IFC agreeing to reduce the amount of proceeds being used to redeem its shares from a previously anticipated redemption amount of $60 million to $45 million.

“We believe that today’s milestone combined with our strong first half 2021 financial results will help accelerate the delivery of our innovative pharmaceutical solutions and drive new expansion initiatives that we believe will enable us to take a significant share of the approximate $58 billion pharmaceutical market in Latin America,” said Ruben Minski, Procaps Founder, Chairman and Chief Executive Officer. “Procaps today is one of the fastest growing companies in Latin America by product sales revenue with a 19% year-over-year market penetration growth in the 13 markets in which we operate and with a 50% cumulative growth in the Colombian market. We are at an inflection point and the $160 million in new capital now positions us to execute a multi-prong growth strategy that we expect will deliver double-digit growth in our core markets with strong cash generation to the bottom line.

“Moreover, this business combination will further enable our significant focus on a strategic roll-up strategy and consolidation in the region that we believe will drive an accelerated competitive position and value creation. Combined with our ramp-up of new product launches, continued roll-out of products into new geographic areas and measured improvements to our inventory rotations, we are confident we can achieve our global growth objectives. In this next phase of our development, we expect to see growth from both our existing portfolio and product pipeline, with an estimate of over 600 product launches in the next three years. As well, our global expansion strategy and growth in new markets continues to be one of our primary focuses, with on-going efforts to expand our footprint of successful products outside of Colombia. The board of Procaps would like to thank the team at LATN and its group of investors for the successful completion of the business combination.”

Kyle P. Bransfield, CEO of Union Acquisition Corp. ll added, “We congratulate Procaps on today’s accomplishment and look forward to their continued evolution as one of the most important players within the Latin American pharmaceutical market. We are confident Procaps will provide shareholders with a diversified investment alternative that supports today’s healthcare needs and accomplishes this utilizing a sustainable footprint that we believe will deliver long-term value. We look forward to collaborating with Procaps Group as they strategically position the company to achieve its growth objectives.”

Procaps Leadership Position as an Integrated Pharma Company in Latin America is Demonstrated by:

●	An established heritage as a 40-year family-owned Latin American pharmaceutical company that has grown into a leading integrated pharma company with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and manufacturing capabilities.

●	Its state-of-the-art manufacturing capabilities providing innovative delivery technologies protected by an extensive IP moat and supported by industry accolades such as the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.

●	Its proprietary oral delivery systems allow Procaps to transform branded generics into truly valued, differentiated products including extensive scientific expertise developing more than 150 new products per year.

●	Internationally recognized as the largest pharmaceutical contract development and manufacturing organization “CDMO” in Latin America and top 3 globally in terms of volume of softgel production capacity.

●	Regional B2C leader in South and Central America, with six manufacturing facilities in LatAm and 99% of its product portfolio is proprietary.

●	Global player in B2B with products sold and distributed in more than 50 markets across the world.

●	Culture focused on innovation, differentiation and brand creation that employs over 4,700 individuals across 13 countries with a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.

●	Strong Financial Profile:

◌	LTM Adjusted EBITDA for the period ended June 30, 2021 was approximately $97 million representing an LTM Adjusted EBITDA margin of approximately 26%.

◌	Net Debt-to-LTM Adjusted EBITDA ratio of approximately 2.2x for the first half of 2021.

◌	Procaps generated net revenue of $331 million and Adjusted EBITDA of $85 million in 2020 and is on track to reach approximately $400 million in net revenue and $105 million in Adjusted EBITDA in 2021.

◌	Approximately 44% of Procaps gross revenue in 2020 was USD-denominated.

●	Growth Initiatives:

◌	In both its B2B and B2C segments, Procaps expects to see strong growth across its existing portfolio and product pipeline, with an estimate of over 600 product launches in the next three years.

◌	In its B2C segment, Procaps expects to see strong growth from its existing portfolio and from new products focused on current therapeutic areas, such as chronic diseases, pain relief, immunology, cardiology, respiratory and dermatology, and the internationalization of our existing portfolio, with on-going efforts to expand its footprint of successful products outside of Colombia.

◌	Robust inorganic growth strategy through established M&A platform with a 40 plus year proven track record:

■	Procaps Group positioned to capitalize on favorable regional dynamics through M&A

●	Emerging pharma markets are fragmented – 2nd & 3rd generation families

●	Synergies through innovation and economies of scale

●	Sector expertise and technical knowledge

●	Lower cost of capital and access to capital markets

■	Alejandro Weinstein appointed Chairman of M&A Committee to support Procaps Group’s M&A strategy in Latin America.

●	Pharma targets in Mexico, Central America and the Andean Region

●	CDMO targets in the U.S., Mexico and Brazil

●	Key development areas including telehealth and digital health; expand ophthalmic products line and other select therapeutic areas; and novel, orphan and oncological drug portfolios.

About the Transaction

The current shareholders of Crynssen Pharma Group Limited (“Procaps”) will contribute all of their shares of Procaps to Procaps Group, S.A. (“Procaps Group”) in exchange for Procaps Group’s Ordinary Shares and, in the case of the International Finance Corporation (“IFC”), one of Procaps shareholders, Procaps Group’s Ordinary Shares and Redeemable B Shares. As a result of the Business Combination, Procaps Group has received gross proceeds of approximately $160 million, including in connection with an upsized private investment in public equity (“PIPE”) of $100 million committed by institutional investors. Key PIPE investors included a broad group of Latin American investors, healthcare investors and thought leaders. The IFC has also reduced the redemption of its shares in Procaps Group from a previously anticipated $60 million to $45 million, thereby resulting in an increase in the overall net proceeds to help fund organic growth and consummate accretive acquisitions.

Advisors

BTG Pactual acted as sole placement agent on the PIPE and financial advisor to LATN. Cantor Fitzgerald acted as capital markets advisor to LATN. Greenhill & Co., LLC acted as financial advisor to Procaps Group. Linklaters LLP acted as U.S. and Luxembourg legal counsel to LATN and Maples & Calder (Cayman) LLP and Posse Herrera & Ruiz S.A. acted as Cayman Islands and Colombia legal counsel, respectively, to LATN. Greenberg Traurig, LLP acted as U.S. and transaction legal counsel to Procaps Group and Arendt & Medernach SA, Camilleri Preziosi Advocates A/C, Harney Westwood & Riegels LP, and Philippi Prietocarrizosa Ferrero DU & Uría acted as Luxembourg, Malta, Cayman Islands and Latin America legal counsel, respectively, to Procaps Group.

About Procaps

Procaps is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 4,700 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including 2021 net revenue, Adjusted EBITDA and Adjusted EBITDA margin guidance; the expected gross cash proceeds from the Procaps Group Business Combination and its effects on expansion; expectations relating to capacity expansion, plant improvements, working capital investments, e-health platform and R&D expenses; expectations related to potential M&A acquisitions; ; expectations relating to the growth of Procaps Group’s B2B and B2C business; estimated product launches in next three years; expectations relating to Procaps Group’s ability to invest in growth through organic and inorganic growth;; and the closing of the Business Combination transaction. Such forward-looking statements with respect to the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed Business Combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (2) the inability to successfully retain or recruits officers, key employees, or directors following the proposed Business Combination; (3) effects on LATN’s public securities’ liquidity and trading; (4) the market’s reaction to the proposed Business Combination; (5) the lack of a market for LATN’s securities; (6) LATN’s and Procaps Group’s financial performance following the proposed Business Combination; (7) costs related to the proposed Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the Business Combination agreement, the occurrence of any event that could give rise to the termination of the Business Combination agreement, the ability to recognize the anticipated benefits of the Business Combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed Business Combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the Business Combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed Business Combination, costs related to the proposed Business Combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Registration Statement filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Procaps Group Investor Contact:

Chris Tyson

Executive Vice President

MZ North America

Direct: 949-491-8235

PROC@mzgroup.us

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